CUSIP No: 06985P209

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 4)*

Basic Energy Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

06985P209

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 06985P209

(1)	NAMES OF REPORTING PERSONS
Capital Ventures International
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0 (1)(2)

	(6)	Shared Voting Power 803,662 (1)

	(7)	Sole Dispositive Power 0 (1)(2)

	(8)	Shared Dispositive Power 803,662 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
803,662 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
3.2%

(12)	Type of Reporting Person (See Instructions)
CO

(1) G1 Execution Services, LLC is an independent broker-dealer which, together with Capital Ventures International, CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP and, as such, may exercise voting and dispositive power over the shares owned by Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively.

CUSIP No: 06985P209

(1)	NAMES OF REPORTING PERSONS
CVI Opportunities Fund I, LLLP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 470,534 (1)(2)

	(6)	Shared Voting Power 803,662 (1)

	(7)	Sole Dispositive Power 470,534 (1)(2)

	(8)	Shared Dispositive Power 803,662 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
803,662 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
3.2%

(12)	Type of Reporting Person (See Instructions)
PN

(1) G1 Execution Services, LLC is an independent broker-dealer which, together with Capital Ventures International, CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP and, as such, may exercise voting and dispositive power over the shares owned by Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively.

CUSIP No: 06985P209

(1)	NAMES OF REPORTING PERSONS
CVI Opportunities Fund II, LLLP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 284,521 (1)(2)

	(6)	Shared Voting Power 803,662 (1)

	(7)	Sole Dispositive Power 284,521 (1)(2)

	(8)	Shared Dispositive Power 803,662 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
803,662 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
3.2%

(12)	Type of Reporting Person (See Instructions)
PN

(1) G1 Execution Services, LLC is an independent broker-dealer which, together with Capital Ventures International, CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP and, as such, may exercise voting and dispositive power over the shares owned by Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively.

CUSIP No: 06985P209

(1)	NAMES OF REPORTING PERSONS
G1 Execution Services, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 48,607 (1)

	(6)	Shared Voting Power 803,662 (1)

	(7)	Sole Dispositive Power 48,607 (1)

	(8)	Shared Dispositive Power 803,662 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
803,662 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
3.2%

(12)	Type of Reporting Person (See Instructions)
BD, OO

(1) G1 Execution Services, LLC is an independent broker-dealer which, together with Capital Ventures International, CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 06985P209

(1)	NAMES OF REPORTING PERSONS
Susquehanna Advisors Group, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0 (1)(2)

	(6)	Shared Voting Power 803,662 (1)

	(7)	Sole Dispositive Power 0 (1)(2)

	(8)	Shared Dispositive Power 803,662 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
803,662 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
3.2%

(12)	Type of Reporting Person (See Instructions)
CO

(1) G1 Execution Services, LLC is an independent broker-dealer which, together with Capital Ventures International, CVI Opportunities Fund I, LLLP, CVI Opportunities Fund II, LLLP and Susquehanna Advisors Group, Inc. may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP and, as such, may exercise voting and dispositive power over the shares owned by Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively.

CUSIP No: 06985P209

Item 1.

(a)	Name of Issuer

Basic Energy Services, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

801 Cherry Street, Suite 2100, Fort Worth, TX 76102

Item 2(a). Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of common stock of the Company, $.01 par value per share (the “Shares”).

(i)	Capital Ventures International

(ii)	CVI Opportunities Fund I, LLLP

(iii)	CVI Opportunities Fund II, LLLP

(iv)	G1 Execution Services, LLC

(v)	Susquehanna Advisors Group, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence

The address of the principal business office of Capital Ventures International is:

P.O. Box 897

Windward 1, Regatta Office Park

West Bay Road

Grand Cayman, KY1-1103

Cayman Islands

The address of the principal business offices of each of CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP is:

One Commerce Center

1201 N. Orange Street

Suite 715

Wilmington, DE 19801

The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.

Suite 1700

Chicago, IL 60604

The address of the principal business office of Susquehanna Advisors Group, Inc. is:

401 E. City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c). Citizenship

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP No: 06985P209

Item 2(d)  Title of Class of Securities

Common stock, $.01 par value per share

Item 2(e)  CUSIP Number

06985P209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by G1 Execution Services, LLC consists of Shares issuable upon the exercise of warrants to purchase Shares.

The Company’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on November 2, 2020, indicates that there were 24,899,932 Shares outstanding as of November 2, 2020.

Susquehanna Advisors Group, Inc., which serves as the investment manager to Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International, CVI Opportunities Fund I, LLLP and CVI Opportunities Fund II, LLLP, respectively. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

CUSIP No: 06985P209

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No: 06985P209

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2021

CAPITAL VENTURES INTERNATIONAL By: Susquehanna Advisors Group, Inc., pursuant to a Limited Power of Attorney, a copy of which was previously filed		CVI Opportunities Fund I, LLLP By: Susquehanna Advisors Group, Inc., pursuant to a Limited Power of Attorney, a copy of which was previously filed

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Assistant Secretary

CVI Opportunities Fund II, LLLP		G1 EXECUTION SERVICES, LLC

By: Susquehanna Advisors Group, Inc., pursuant to a		By:	/s/ Brian Sopinsky
Limited Power of Attorney, a copy of which was		Name:	Brian Sopinsky
previously filed		Title:	Secretary

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Assistant Secretary

Susquehanna Advisors Group, INC.

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	Assistant Secretary

CUSIP No: 06985P209

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Limited Power of Attorney for Capital Ventures International*
II	Joint Filing Agreement*
III	Limited Power of Attorney for CVI Opportunities Fund I, LLLP*
IV	Limited Power of Attorney for CVI Opportunities Fund II, LLLP*

*previously filed